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April 21, 2011
VIA EDGAR [CORRESPONDENCE FILING]
Mr. John M. Ganley
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kayne Anderson Energy Total Return Fund, Inc. Registration Statement on Form N-2 (File Nos. 333-172410 and 811-21750)
Dear Mr. Ganley:
          Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of our client, Kayne Anderson Energy Total Return Fund, Inc. (the “Fund”), is Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Fund’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 24, 2011 (the “Initial Registration Statement”). Amendment No. 1 is marked to show changes from the Initial Registration Statement. The Initial Registration Statement, as amended by Amendment No. 1 and all future amendments, is referred to herein as the “Registration Statement.”
          Amendment No. 1 is also being filed in response to comments received by the staff of the Commission (the “Staff”) by letter dated March 25, 2011 with respect to the Initial Registration Statement (the “Comment Letter”). The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter. The text of the Staff’s comments is copied below in italics for your reference. Page references in the text of this response letter correspond to the page numbers in Amendment No. 1.

PROSPECTUS
Glossary of Key Terms (Page iii)
1. This section defines “Energy Companies” as “companies that own and operate Energy Assets or provide energy-related services.” This definition requires no minimum amount of ownership of Energy Assets and no minimum amount of energy-related services for a company to be deemed an Energy Company. For example, it appears that a company could qualify as an Energy Company even if only a small portion of its assets or revenues were energy-related. The second sentence of this section does not cure the defect. The second sentence provides that the term Energy Companies “includes companies that derive at least 50% of their revenue from operating Energy Assets or providing services for the operation of such Energy Assets”. (Emphasis added.) Because that sentence merely provides a non-exclusive example of Energy Companies, the definition is still overbroad. Please revise this section to provide a more specific definition of “Energy Companies.”
     Response: Comment accepted. In response to the Staff’s comment, the Fund has revised the definition of “Energy Companies” in the Glossary of Key Terms on page iii of Amendment No. 1.
2. This section defines Energy Sector to include Marine Transportation Companies. The term “Marine Transportation Companies” appears to include companies that own and operate vessels that may not be involved in the Energy Sector, such as drybulk vessels and tugboats. Please explain to us why companies owning and operating drybulk vessels and tugboats should be included in the Energy Sector.
     Response: Comment accepted. In response to the Staff’s comment, the Fund has revised the definition of “Marine Transportation Companies” and created a new definition, “Energy Marine Transportation Companies”, which is limited to Energy Companies, in the Glossary of Key Terms on pages iii and SAI-1 of Amendment No. 1. The revised Glossary of Key Terms makes clear that Marine Transportation Companies include companies that operate in the Energy Sector and those that operate in other industry sectors. The Fund also revised the definitions of “Energy Sector” and “Other Energy Companies” to make it clear that these include Energy Marine Transportation Companies and do not include other Marine Transportation Companies. To the extent that the Fund invests in non-energy drybulk vessel companies or non-energy tugboat companies, such investments will be subject to the Fund’s investment policies.
Prospectus Summary — Our Portfolio Investments (Page 1)
3. We note that the Fund has adopted a non-fundamental policy to invest at least 80% of its total assets in securities of Energy Companies. See page 38 of prospectus. Please include that policy in the Prospectus Summary. See Investment Company Act Release No. 24828, note 15 (Jan. 17, 2011) (providing that a fund should disclose its 80% policy as one of its principal investment strategies); see also Frequently Asked Questions about Rule 35d-1 (Investment Company Names), FAQ #4 (providing that for open-end funds the 80% policy should appear in the prospectus summary) (http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm).
     Response: Comment accepted. In response to the Staff’s comment, the Fund has revised the disclosure in the Prospectus Summary of Amendment No. 1 as follows: on page 1, the Fund added a cross-reference to the “Investment Objective and Policies” section of the Prospectus under the caption “Investment Objective,” and the Fund added disclosure relating to its 80% policy and its other investment policies under a new section entitled, “Investment Policies”. In addition, the Fund made similar revisions to the forms of prospectus supplement for common stock and mandatory redeemable preferred stock on pages S-2 and S-MRPS-2, respectively, under the caption “Portfolio Investments” of Amendment No. 1.
4. This section states that the Fund may invest up to 30% of its assets in debt securities. Please specify the maturity of the debt securities that the Fund may purchase.
     Response: Comment accepted. In response to the Staff’s comment, the Fund has added disclosure in the Prospectus Summary under the caption “Investment Policies” and in the forms of prospectus supplement for common stock and mandatory redeemable preferred stock, under the captions “Portfolio Investments” of Amendment No. 1 to specify the maturity of the debt securities that the Fund may purchase on pages 2, S-2 and S-MRPS-2, respectively. The Fund also has made corresponding changes in the Prospectus under the caption “Investment Objectives and Policies” on page 38 and in the Statement of Additional Information (the “SAI”) under the captions “Investment Policies” on page SAI-3 and “Our Portfolio — Debt Securities” on page SAI-9 of Amendment No. 1.
Prospectus Summary — Derivatives and Other Strategies (Page 3)
5. This section discusses the Fund’s strategy with respect to use of derivatives. Please consider the staff observations on derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.
     Response: Comment accepted. The Fund has considered the above-referenced letter in preparing its disclosures regarding derivatives strategies beginning on pages 4, 39 and SAI-12 of Amendment No. 1 and believes these disclosures (i) describe only the strategies that the Fund expects to use; (ii) indicate the extent to which the Fund expects to use each strategy; and (iii) are drafted to provide helpful information to investors in a clear and concise manner.
     Kayne Anderson Midstream/Energy Fund, Inc. (“KMF”) received a similar comment from the Staff with respect to its registration statement on Form N-2. Kayne Anderson Fund Advisors, LLC (the “Adviser”) serves as investment advisor for both KMF and the Fund. In considering the comment with respect to KMF, the Adviser reviewed the derivatives strategies that the Adviser expected KMF to use and the extent to which it expected KMF to use each strategy. Based on this review, KMF revised the disclosures regarding KMF’s derivative strategies. In light of the Staff’s previous comment regarding the above-reference letter, the Adviser also reviewed how its other funds’, including the Fund should disclose their derivatives strategies. The Fund, therefore, prepared the derivative strategy disclosures in the Initial Registration Statement to provide what it believed to be an accurate and targeted discussion of the strategies that the Fund will likely use and the extent to which the Fund will use each strategy.
Investment Objectives and Policies (Page 38)
6. The first paragraph on page 39 states that the Fund will invest primarily in companies located in North America, but may invest in companies located anywhere in the world. It also states that the Fund may invest in companies of any market capitalization. Please include this disclosure in the Prospectus Summary.

          Response: Comment accepted. In response to the Staff’s comment, the Fund has added the requested disclosure in the Prospectus Summary under the caption “Investment Policies” on page 2 of Amendment No. 1.
Investment Practices — Corporate Subsidiary (Page 39)
7. This section states that the Fund may form a taxable subsidiary to make and hold investments. Please explain to us the status of such an entity under the Investment Company Act of 1940. Please also explain to us whether the subsidiary’s financial statements would be consolidated with the Fund’s financial statements. We may have additional comments after reviewing your response.
     Response: Comment accepted. The Fund will rely on Rule 17a-3 of the 1940 Act in effecting transactions with any such subsidiary. The subsidiary’s financial statements will be consolidated with the Fund’s financial statements.
Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws (Page 60)
8. The first paragraph of this section states that the Maryland General Corporation Law and the Fund’s Charter and Bylaws contain provisions to make it more difficult for a potential acquirer to acquire the Fund by means of a tender offer, proxy contest or otherwise. The Commission staff has recently taken the position that a closed-end investment company organized as a Maryland corporation that elects to opt-in to the Maryland Control Share Acquisition Act acts in a manner inconsistent with Section 18(i) of the Investment Company Act of 9140. See Boulder Total Return Fund, Inc. (SEC Staff N0-Action Letter (Nov. 15, 2010)) (http://www.sec.gov/divisions/investment/noaction/2010/bouldertotalreturn111510.htm). Since the Fund is organized as a Maryland corporation, please provide an affirmative statement that the Fund has not opted-in to the Maryland Control Share Acquisition Act.
     Response: Comment accepted. In response to the Staff’s comment, the Fund has provided an affirmative statement that it has not elected to become subject to the Maryland Control Share Acquisition Act on page 60 of the Prospectus under the caption “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws” of Amendment No. 1.
STATEMENT OF ADDITIONAL INFORMATION
Management (Page SAI-16)
9. This section provides biographical information about each of the directors, including other directorships held by the directors. Please ensure that it provides the directorships for the past 5 years. See 18.6(b) of Form N-2.
     Response: Comment accepted. In response to the Staff’s comment, the Fund has revised the disclosure in the SAI under the caption “Management” on pages SAI-16 through SAI-18 and SAI-22 through SAI-23 of Amendment No. 1.

SIGNATURES (Page C-7)
10. It appears that in the first part of the Signature page, David A. Hearth, pursuant to a power of attorney, signed the registration statement for Kevin S. McCarthy, Chairman of the Board, President and Chief Executive Officer. Rule 483(b) under the Securities Act of 1933 provides, in part, that “if the name of any officer signing on behalf of the registrant . . . is signed pursuant to a power of attorney, certified copies of a resolution of the registrant’s board of directors authorizing such signature shall also be filed as an exhibit to the registration statement.” Such a certified resolution of the board has not been filed as an exhibit. In future filings, please file the appropriate board resolution as an exhibit if the name of an officer signing on behalf of the registrant is signed pursuant to a power of attorney.
     Response: Comment accepted. In response to the Staff’s comment, the Fund has revised the Signature page of Amendment No. 1 to reflect that Kevin McCarthy, Chairman of the Board, President and Chief Executive Officer, and Terry Hart, Chief Financial Officer and Treasurer, will personally sign Amendment No. 1.
GENERAL COMMENTS
11. Where a comment is made in one location, it is applicable to all similar disclosure elsewhere in the registration statement.
     Response: The Fund respectfully acknowledges the Staff’s comment.
12. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
     Response: The Fund respectfully acknowledges the Staff’s comment.
13. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.
     Response: The Fund intends to omit the information allowed by Rule 430A under the Securities Act from the forms of prospectus included in the Registration Statement. At this time, the Fund has not determined the details of that information.
14. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

     Response: The Fund does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.
15. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
     Response: The Fund has revised the disclosure in Amendment No. 1 with respect to each comment that is in the Comment Letter. Accordingly, a supplemental letter is not required.
16. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     Response: The Fund respectfully acknowledges the Staff’s comment.
          The Fund also acknowledges the following: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Fund respectfully requests the Staff’s assistance in completing review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.
Very truly yours,
/s/ JOHN F. DELLA GROTTA
John F. Della Grotta
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/enclosures) David S. Shladovsky, Esq., Kayne Anderson (w/ enclosures) David A. Hearth, Esq., Paul Hastings (w/enclosures)